FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 8, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Request for judicial review of the final judgement regarding the resolutions of the 2010 General Meeting

Budapest — November 8, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that, in the lawsuit relating to the resolutions of the general meeting held on April 7, 2010, the minority shareholder plaintiffs filed a request for judicial review of the final judgment of the Metropolitan Court of Appeal.

As previously disclosed, two Hungarian minority shareholders filed a lawsuit against the Company on May 6, 2010, requesting the Court to render ineffective the resolutions passed by the general meeting of the Company held on April 7, 2010. The Metropolitan Court dismissed the claim in its first instance judgment; subsequently, in its final judgment announced on May 31, 2011, the Metropolitan Court of Appeal upheld on the merits the first instance judgment, as requested by the Company. Accordingly, the judgment rejecting the minority shareholder plaintiffs’ claim became binding.

Today, the Company took delivery of a request for judicial review submitted by the minority shareholder plaintiffs, in which they request, as an extraordinary remedy, that the Supreme Court annul the final judgment of the Metropolitan Court of Appeal.

The Company believes that the request for judicial review is unfounded. The Company will take all necessary actions to defend against the request in the judicial review procedure.

We cannot fully exclude that the Company will be required to take corporate actions in connection with this proceeding. Also, we cannot provide any assurance that this matter would not have other adverse effects on the Company that are not currently foreseeable.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 8, 2011